[redacted]

12014458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50519

SEC MAIL PROCESSING RECEIVED FEB 29 2012 WASHINGTON, DC SECTION 196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4811 Beach Boulevard, Suite 300
(No. and Street)

Jacksonville	Florida	32207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Donald Wiggins (904) 354-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harbeson, Fletcher & Bateh, LLP
(Name – *if individual, state last, first, middle name*)

637 Park Street	Jacksonville	Florida	32204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Donald Wiggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CARLA A. WHITTEN
MY COMMISSION # DD920329
EXPIRES: August 26, 2013
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report on internal control required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbeson, Fletcher & Bateh, LLP
Certified Public Accountants

E. Cobb Harbeson
John C. Fletcher, Jr.
Raymond Z. Bateh
M. Ronald Hargraves, Jr.

INDEPENDENT AUDITOR'S REPORT

February 22, 2012

To the Board of Directors and Stockholder of
Heritage Capital Group, Inc.

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (an S corporation) as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

637 Park Street • Jacksonville, FL 32204 • (904) 356-6023 • Fax (904) 353-5836

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harbeson, Fletcher & Batch, LLP

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HERITAGE CAPITAL GROUP, INC.	N3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]
SEC FILE NO. 8-50519 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 63,097	200			$ 63,097	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355	108,139	600	108,139	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	44,653	424				
E. Spot commodities		430			44,653	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	10,841	680	10,841	920
11. Other assets		535	8,488	735	8,488	930
12. TOTAL ASSETS	$ 107,750	540	$ 127,468	740	$ 235,218	940

OMIT PENNIES

SEC 1696 (02-03)

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] [13]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[10] 1,252 [1115]	[1305]	1,252 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	84,571 [1205]	[1385]	84,571 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] [12]	[1390] [14]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [9] $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 85,823 [1230]	$ [1450]	$ 85,823 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		[15] $ [1770]
22. Partnership (limited partners)	[11] ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		100 [1792]
C. Additional paid-in capital		75,250 [1793]
D. Retained earnings		74,045 [1794]
E. Total		149,395 [1795]
F. Less capital stock in treasury		[16] ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 149,395 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 235,218 [1810]

OMIT PENNIES

SEC 1696 (02-03)

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC.

For the period (MMDDYY) from [24] 01/01/11 [3932] to 12/31/11 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	[25]		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(264)	3952
4. Profit (loss) from underwriting and selling groups	[26]	280,654	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		496,769	3995
9. Total revenue	$	777,159	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		6,032	4195
15. Other expenses		690,729	4100
16. Total expenses	$	696,761	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	80,398	4210
18. Provision for Federal income taxes (for parent only)	[28]		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	80,398	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	N/A	4211

SEC 1696 (02-03)

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2010	$100	$75,250	$ (5,055)	$ 70,295
Net income	-	-	80,398	80,398
Distributions	-	-	(1,298)	(1,298)
Balance at December 31, 2011	$100	$75,250	$74,045	$149,395

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 80,398
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,663
Unrealized losses on marketable securities	241
Realized losses on marketable securities	23
Changes in operating assets and liabilities:	
Increase in receivables	(103,566)
Decrease in other assets	244
Increase in accounts payable and accrued expenses	51,974
Decrease in other liabilities	(13,440)
Net cash provided by operating activities	20,537
Cash flows from investing activities:	
Proceeds from sales of marketable securities	25,000
Purchase of property and equipment	(5,032)
Purchase of marketable securities	(1,272)
Net cash provided by investing activities	18,696
Cash flows from financing activities:	
Distributions to stockholder	(1,298)
Net cash used for financing activities	(1,298)
Net increase in cash and cash equivalents	37,935
Cash and cash equivalents, beginning of year	25,162
Cash and cash equivalents, end of year	$ 63,097

See Independent Auditor's Report and Notes to Financial Statements.

Note 1 - Organization and Nature of Operations

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to buying and selling commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Consulting and advisory income is recorded as earned when the related services are rendered. Commission income related to mergers and acquisitions and equity and debt financing is recorded upon the closing of a transaction.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities

The Company's investments in marketable securities are reported at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1: Values measured using quoted prices in active markets for identical investments.

- Level 2: Values measured using observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Values measured using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes private portfolio investments that are supported by little or no market activity.

Net realized and unrealized increases or decreases in fair value of the investments in marketable securities are included in net earnings.

Property and Equipment and Depreciation

Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes

Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax return of the stockholder and are taxed depending on his personal tax strategies. The Company uses the cash basis of accounting for income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

Pursuant to the Securities Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $17,467, which was $11,745 in excess of its net capital requirement of $5,722. The Company's net capital ratio was 4.91 to 1. Accordingly, the Company was in compliance with its net capital requirements at December 31, 2011.

See Independent Auditor's Report.

Note 4 - Investments in Marketable Securities

The Company's investments in marketable securities consist of common stocks and mutual funds which are carried at fair value based on quoted prices in active markets (all Level 1 measurements). The fair value of investments in common stocks and mutual funds totaled $44,653 at December 31, 2011.

Note 5 - Property and Equipment

Property and equipment are summarized as follows:

	Use Life	
Office and computer equipment	5-7	$23,464
Furniture and fixtures	5-7	12,372
		35,836
Less accumulated depreciation		(24,995)
		$10,841

Depreciation totaled $4,663 for the year ended December 31, 2011.

Note 6 - Lease Obligation

Effective November 2008, the Company entered into a lease for its office facilities under a non-cancellable operating lease expiring October 31, 2013. The lease agreement contains an annual escalation clause increasing the rent by $.50 per rentable square foot annually. Under the terms of the lease, current monthly rentals are $9,072.

Future estimated minimum lease payments under the non-cancellable operating lease as of December 31, 2011, are as follows:

Year Ending December 31,	
2012	$104,939
2013	88,478
	$193,417

Rent expense, net of amounts billed to related entities, totaled $52,740 for the year ended December 31, 2011.

See Independent Auditor's Report.

Note 7 - Related Party Transactions

The Company has an agreement with Business Valuation, Inc. (BVI), a corporation wholly owned by the Company's stockholder, in which each company shares rent and certain other occupancy costs related to its common office space. The Company also incurs certain expenses related to various BVI analysts providing subcontractor services. Under the agreement, however, the Company is relieved of its share of these costs if such payment would result in the Company's net capital falling below 120% of its minimum requirement under SEC Rule 15c3-1 (See Note 3). None of the shared office expenses were forgiven under its agreement with BVI for the year ended December 31, 2011.

At December 31, 2011, the Company owed BVI $5,447 for subcontractor services and certain other expenses, which is included in accounts payable and accrued expenses. BVI owed the Company $14,572 for rent expense and certain marketing costs not yet reimbursed, which is included in receivables at December 31, 2011.

Note 8 - Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by any of its customers.

For the year ended December 31, 2011, commissions and consulting income from two of the Company's clients accounted for approximately 32% of total revenues. Receivables due from one client represent approximately 62% of total accounts receivable at December 31, 2011.

Note 9 - Uncertain Tax Positions

The Company has adopted accounting guidance for uncertainty in income taxes under the provisions of FASB ASC 740, *Income Taxes*. The Company files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statutes of limitations, audits, changes in tax law and new authoritative rulings.

Note 10 - Subsequent Event

Management has evaluated subsequent events through February 22, 2012, the date which the financial statements were available to be issued.

See Independent Auditor's Report.

SCHEDULE I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	149,395	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				149,395	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	149,395	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) 17	$ 127,468	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(127,468)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	21,927	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities 18		3735			
2. Debt securities		3733			
30 3. Options		3730			
4. Other securities	4,460	3734			
D. Undue Concentration		3650			
E. Other (List)		3736		(4,460)	3740
10. Net Capital			$	17,467	3750

OMIT PENNIES

SEC 1696 (02-03)

See Independent Auditor's Report and Notes to Financial Statements.

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. as of 12/31/11

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	5,722	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,722	3760
14. Excess net capital (line 10 less 13)	$	11,745	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	8,885	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	85,823	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	85,823	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	491.3	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	57.4	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Independent Auditor's Report and Notes to Financial Statements.

SCHEDULE III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC.

For the period (MMDDYY) from 01/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 70,295	4240
A. Net income (loss)		80,398	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	(1,298)	4270
2. Balance, end of period (From item 1800)		$ 149,395	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

SCHEDULE IV

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	**DESCRIPTIONS**
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Independent Auditor's Report and Notes to Financial Statements.

Harbeson, Fletcher & Bateh, LLP
Certified Public Accountants

E. Cobb Harbeson
John C. Fletcher, Jr.
Raymond Z. Bateh
M. Ronald Hargraves, Jr.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 22, 2012

To the Board of Directors and Stockholder of
Heritage Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Heritage Capital Group, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13 and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

637 Park Street • Jacksonville, FL 32204 • (904) 356-6023 • Fax (904) 353-5836

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Heritage Capital Group, Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 22, 2012.

> *The size of the Company and limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weakness is not described herein and no corrective action has been taken or proposed by the Company.*

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harbeson, Fletcher & Bartch, LLP